Exhibit 99.1

FOR IMMEDIATE RELEASE:

Golub Capital BDC, Inc. Declares Fiscal Year 2019 First Quarter Distribution of $0.32 Per Share, a Special Distribution of $0.12 Per Share and Announces Fiscal Year 2018 Fourth Quarter Financial Results

NEW YORK, NY, November 28, 2018 - Golub Capital BDC, Inc., a business development company (NASDAQ: GBDC), today announced its financial results for its fourth fiscal quarter ended September 30, 2018.

Except where the context suggests otherwise, the terms "we," "us," "our," and "Company" refer to Golub Capital BDC, Inc. and its consolidated subsidiaries. "GC Advisors" refers to GC Advisors LLC, our investment adviser.

SELECTED FINANCIAL HIGHLIGHTS

(in thousands, expect per share data)
	September 30, 2018	June 30, 2018
Investment portfolio, at fair value	$1,782,841	$1,798,515
Total assets	$1,835,552	$1,877,575
Net asset value per share	$16.10	$16.15

	Quarter Ended
	September 30, 2018	June 30, 2018
Investment income	$40,428	$38,396
Net investment income	$20,266	$18,716
Net gain (loss) on investments	$(4,363)	$3,004
Net increase in net assets resulting from operations	$15,903	$21,720

Earnings per share	$0.26	$0.36
Net gain (loss) on investments and foreign currency transactions per share	$(0.08)	$0.05
Net investment income per share	$0.34	$0.31
Accrual for capital gain incentive fee per share	$(0.02)	$0.02
Net investment income before capital gain incentive fee accrual per share (1)	$0.32	$0.33

(1) As a supplement to U.S. generally accepted accounting principles ("GAAP") financial measures, the Company has provided this non-GAAP financial measure. The Company believes that this non-GAAP financial measure is useful as it excludes the accrual of the capital gain incentive fee, including the portion of such accrual that is not contractually payable under the terms of the Company's investment advisory agreement with GC Advisors (the “Investment Advisory Agreement”). As of September 30, 2018, the capital gain incentive fee accrued by the Company in accordance with GAAP is $7.2 million, of which $2.3 million was payable as a capital gain incentive fee pursuant to the Investment Advisory Agreement as of September 30, 2018. Any payment due under the terms of the Investment Advisory Agreement is calculated in arrears as of the end of each calendar year or upon termination of the Investment Advisory Agreement. The Company paid a capital gain incentive fee in the amount of $1.2 million, calculated in accordance with the Investment Advisory Agreement as of December 31, 2017. The Company did not pay any capital gain incentive fee under the Investment Advisory Agreement for any period ended prior to December 31, 2017. Although this non-GAAP financial measure is intended to enhance investors’ understanding of the Company’s business and performance, this non GAAP financial measure should not be considered an alternative to GAAP.

Fourth Fiscal Quarter 2018 Highlights

•
Net increase in net assets resulting from operations for the quarter ended September 30, 2018 was $15.9 million, or $0.26 per share, as compared to $21.7 million, or $0.36 per share, for the quarter ended June 30, 2018;

•	Net investment income for the quarter ended September 30, 2018 was $20.3 million, or $0.34 per share, as compared to $18.7 million, or $0.31 per share, for the quarter ended June 30, 2018;

•
Net investment income for the quarter ended September 30, 2018, excluding a $0.8 million reversal for the capital gain incentive fee under GAAP, was $19.5 million, or $0.32 per share, as compared to $19.4 million, or $0.33 per share, excluding a $0.7 million accrual for the capital gain incentive fee under GAAP, for the quarter ended June 30, 2018;

•
Net loss on investments and foreign currency for the quarter ended September 30, 2018 was $4.4 million, or $0.08 per share, as compared to a net gain of $3.0 million, or $0.05 per share, for the quarter ended June 30, 2018; and

•
Our board of directors declared on November 27, 2018 a quarterly distribution of $0.32 per share and a special distribution of $0.12 per share both of which are payable on December 28, 2018 to stockholders of record as of December 12, 2018.

Exhibit 99.1

Portfolio and Investment Activities

As of September 30, 2018, the Company had investments in 199 portfolio companies with a total fair value of $1,711.8 million and had investments in Senior Loan Fund LLC (“SLF”) with a total fair value of $71.1 million. This compares to the Company’s portfolio as of June 30, 2018, as of which date the Company had investments in 192 portfolio companies with a total fair value of $1,705.9 million and investments in SLF with a total fair value of $92.6 million. Investments in portfolio companies as of September 30, 2018 and June 30, 2018 consisted of the following:

	As of September 30, 2018		As of June 30, 2018
	Investments	Percentage of	Investments	Percentage of
Investment	at Fair Value	Total	at Fair Value	Total
Type	(In thousands)	Investments	(In thousands)	Investments
Senior secured	$231,169	13.0%	$217,131	12.1%
One stop	1,430,196	80.2	1,435,484	79.8
Second lien	9,435	0.5	9,435	0.5
Subordinated debt	251	0.0 *	247	0.0 *
LLC equity interests in SLF	71,084	4.0	92,579	5.2
Equity	40,706	2.3	43,639	2.4
Total	$1,782,841	100.0%	$1,798,515	100.0%

*	Represents an amount less than 0.1%.
The following table shows the asset mix of our new investment commitments for the three months ended September 30, 2018:

	For the three months ended September 30, 2018
	New Investment
	Commitments	Percentage of
	(In thousands)	Commitments

Senior secured	$114,840	17.2%
One stop	534,906	80.1
Subordinated debt	184	0.0 *
LLC equity interests in SLF	12,162	1.8
Equity	5,824	0.9
Total new investment commitments	$667,916	100.0%

Overall, total investments at fair value decreased by 0.9%, or $15.8 million, during the three months ended September 30, 2018 after factoring in debt repayments, sales of securities, net fundings on revolvers and net change in unrealized gain (loss).
For the three months ended September 30, 2018, the weighted average annualized investment income yield (which includes interest and fee income and amortization of capitalized fees and discounts) and the weighted average annualized income yield (which excludes income resulting from amortization of capitalized fees and discounts) on the fair value of earning portfolio investments in the Company's portfolio were 9.3% and 8.8%, respectively.

Exhibit 99.1

Consolidated Results of Operations
Total investment income for the quarters ended September 30, 2018 and June 30, 2018 was $40.4 million and $38.4 million, respectively. This $2.0 million increase was primarily attributable to an increase in the London Interbank Offered Rate ("LIBOR") and an increase in the average earning investment balance.
Total expenses for the quarters ended September 30, 2018 and June 30, 2018 were $20.2 million and $19.7 million, respectively. This $0.5 million increase was primarily attributable to higher interest and other debt financing expenses caused by an increase in the weighted average of outstanding borrowings and an increase in LIBOR.
During the quarter ended September 30, 2018, the Company recorded a net realized gain of $2.8 million and recorded net unrealized depreciation of $7.2 million. The net realized gain was primarily due to the sale of an equity investment in one portfolio company. The net unrealized depreciation was primarily due to the reversal of unrealized appreciation associated with the sale of portfolio company investments coupled with the decrease in market prices on several middle-market debt and equity investments.
Liquidity and Capital Resources
The Company’s liquidity and capital resources are derived from the Company’s debt securitizations (also known as collateralized loan obligations, or CLOs), U.S. Small Business Administration (“SBA”) debentures, revolving credit facilities and cash flow from operations. The Company’s primary uses of funds from operations include investments in portfolio companies and payment of fees and other expenses that the Company incurs. The Company has used, and expects to continue to use, its debt securitizations, SBA debentures, revolving credit facilities, proceeds from its investment portfolio and proceeds from offerings of its securities and its dividend reinvestment plan to finance its investment objectives.
As of September 30, 2018, the Company had cash, cash equivalents and foreign currencies of $6.0 million, restricted cash and cash equivalents of $39.7 million and $845.7 million of debt outstanding. As of September 30, 2018, the Company had $34.0 million of remaining commitments and $34.0 million available for additional borrowings on its senior secured revolving credit facility with Wells Fargo Bank, N.A., as lender and administrative agent, subject to leverage and borrowing base restrictions. As of September 30, 2018, the Company had $65.3 million remaining commitments and $6.7 million available for additional borrowings on its Morgan Stanley Bank, N.A. credit facility. As of September 30, 2018, through our small business investment company licensees, we had $37.5 million of SBA debenture commitments, of which $9.5 million was available to be drawn, subject to customary SBA regulatory requirements.
On November 1, 2018, the Company entered into an amendment to the documents governing its credit facility with Morgan Stanley Bank, N.A., which increased the borrowing capacity from $300 million to $450 million. The other material terms of the credit facility were unchanged.
On November 16, 2018, the Company issued $408.2 million in notes through a debt securitization that were structured as follows:

Tranche	Rating (S&P/Fitch)	Par Amount ($mm)	Interest Rate
Class A Notes	AAA/AAA	$327.0	3-Month LIBOR + 1.48%
Class B Notes	AA/NR	61.2	3-Month LIBOR + 2.10%
Class C-1 Notes	A/NR	20.0	3-Month LIBOR + 2.80%
Total Notes Issued(1)		$408.2

(1)
Term debt securitization are also known as CLOs and are a form of secured financing incurred by the Company, which is consolidated by the Company and subject to the Company's overall asset coverage requirements. The Class C-2 Notes, Class D Notes, and Subordinated Notes issued in the debt securitization were retained by the Company and are eliminated in consolidation.

The reinvestment period for the debt securitization ends on January 20, 2023 and the notes mature on January 20, 2031. A portion of the proceeds were used to repay all outstanding borrowings on the revolving credit facility with Morgan Stanley Bank, N.A. in full and the agreements governing the facility were terminated.
On November 27, 2018, our board of directors recommended that stockholders approve a proposal to reduce our asset coverage requirement to 150.0% to be presented at our upcoming annual meeting of stockholders currently scheduled for February 5, 2019. To the extent stockholder approval is received, we currently intend to target a GAAP debt-to-equity ratio of about 1.0x.
On November 27, 2018, our board of directors declared a quarterly distribution of $0.32 per share and a special distribution of $0.12 per share, both of which are payable on December 28, 2018 to holders of record as of December 12, 2018.

Exhibit 99.1

Portfolio and Asset Quality
GC Advisors regularly assesses the risk profile of each of the Company’s investments and rates each of them based on an internal system developed by Golub Capital and its affiliates. This system is not generally accepted in our industry or used by our competitors. It is based on the following categories, which we refer to as GC Advisors’ internal performance ratings:

Internal Performance Ratings
Rating	Definition
5	Involves the least amount of risk in our portfolio. The borrower is performing above expectations, and the trends and risk factors are generally favorable.
4	Involves an acceptable level of risk that is similar to the risk at the time of origination. The borrower is generally performing as expected, and the risk factors are neutral to favorable.
3
Involves a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination. The borrower may be out of compliance with debt covenants; however, loan payments are generally not past due.

2
Involves a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).

1
Involves a borrower performing substantially below expectations and indicates that the loan’s risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 1 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.
The following table shows the distribution of the Company’s investments on the 1 to 5 internal performance rating scale at fair value as of September 30, 2018 and June 30, 2018:

	September 30, 2018		June 30, 2018
Internal	Investments	Percentage of	Investments	Percentage of
Performance	at Fair Value	Total	at Fair Value	Total
Rating	(In thousands)	Investments	(In thousands)	Investments
5	$113,873	6.4%	$188,815	10.5%
4	1,455,754	81.6	1,437,556	79.9
3	195,414	11.0	157,032	8.7
2	17,250	1.0	15,102	0.9
1	550	0.0 *	10	0.0*
Total	$1,782,841	100.0%	$1,798,515	100.0%

*	Represents an amount less than 0.1%.

Exhibit 99.1

Conference Call
The Company will host an earnings conference call at 1:00 p.m. (Eastern Time) on Thursday, November 29, 2018 to discuss the quarterly financial results. All interested parties may participate in the conference call by dialing (888) 221-2015 approximately 10-15 minutes prior to the call; international callers should dial (303) 223-2687. Participants should reference Golub Capital BDC, Inc. when prompted. For a slide presentation that we intend to refer to on the earnings conference call, please visit the Investor Resources link on the homepage of our website (www.golubcapitalbdc.com) and click on the Quarter Ended 9.30.18 Investor Presentation under Events/Presentations. An archived replay of the call will be available shortly after the call until 3:00 p.m. (Eastern Time) on December 29, 2018. To hear the replay, please dial (800) 633-8284. International dialers, please dial (402) 977-9140. For all replays, please reference program ID number 21897567.

Exhibit 99.1

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Statements of Financial Condition
(In thousands, except share and per share data)
	September 30, 2018	June 30, 2018
Assets	(audited)	(unaudited)
Investments, at fair value (cost of $1,780,652 and $1,789,214, respectively)	$1,782,841	$1,798,515
Cash and cash equivalents	5,878	6,925
Foreign currencies (cost of $159 and $0, respectively)	159	—
Restricted cash and cash equivalents	39,668	65,282
Interest receivable	6,664	6,463
Other assets	342	390
Total Assets	$1,835,552	$1,877,575

Liabilities
Debt	$845,683	$875,950
Less unamortized debt issuance costs	2,934	3,128
Debt less unamortized debt issuance costs	842,749	872,822
Other short-term borrowings	—	9,425
Interest payable	4,135	6,783
Management and incentive fees payable	17,671	16,749
Accounts payable and accrued expenses	2,069	2,401
Accrued trustee fees	74	73
Total Liabilities	866,698	908,253

Net Assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of June 30, 2018 and March 31, 2018	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 60,006,524 and 60,006,524 shares issued and outstanding as of September 30, 2018 and June 30, 2018, respectively	60	60
Paid in capital in excess of par	949,552	946,722
Distributable earnings	19,242	22,540
Total Net Assets	968,854	969,322
Total Liabilities and Total Net Assets	$1,835,552	$1,877,575

Number of common shares outstanding	60,165,454	60,006,524
Net asset value per common share	$16.10	$16.15

Exhibit 99.1

Golub Capital BDC, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except share and per share data)
	Three months ended
	September 30, 2018	June 30, 2018
	(unaudited)	(unaudited)
Investment income
Interest income	$37,334	$35,877
Dividend income	2,235	2,060
Fee income	859	459

Total investment income	40,428	38,396

Expenses
Interest and other debt financing expenses	8,998	8,556
Base management fee	6,230	6,125
Incentive fee	3,655	3,573
Professional fees	553	705
Administrative service fee	616	601
General and administrative expenses	110	120

Total expenses	20,162	19,680

Net investment income	20,266	18,716

Net gain (loss) on investments
Net realized gain (loss) on investments and foreign currency transactions	2,834	14,839
Net change in unrealized appreciation (depreciation) on investments and foreign currency translation	(7,197)	(11,835)

Net gain (loss) on investments	(4,363)	3,004

Net increase in net assets resulting from operations	$15,903	$21,720

Per Common Share Data
Basic and diluted earnings per common share	$0.26	$0.36
Dividends and distributions declared per common share	$0.32	$0.32
Basic and diluted weighted average common shares outstanding	60,011,707	59,872,113

Exhibit 99.1

ABOUT GOLUB CAPITAL BDC, INC.

Golub Capital BDC, Inc. (“Golub Capital BDC”) is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Golub Capital BDC invests primarily in one stop and other senior secured loans of U.S. middle-market companies that are often sponsored by private equity investors. Golub Capital BDC’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital group of companies ("Golub Capital").

ABOUT GOLUB CAPITAL

Golub Capital is a nationally recognized credit asset manager with over $25 billion of capital under management. For over 20 years, the firm has provided credit to help medium-sized U.S. businesses grow. The firm’s award-winning middle market lending business helps provide financing for middle market companies and their private equity sponsors. Golub Capital’s credit expertise also forms the foundation of its Late Stage Lending and Broadly Syndicated Loan businesses. Golub Capital has worked hard to build a reputation as a fast, reliable provider of compelling financing solutions, and we believe this has inspired repeat clients and investors. Today, the firm has over 350 employees with lending offices in Chicago, New York and San Francisco. For more information, please visit www.golubcapital.com.

FORWARD-LOOKING STATEMENTS

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. Golub Capital BDC, Inc. undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of management and employees, including employees of the GC Advisors and Golub Capital LLC, the Company’s administrator, and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the 2019 Annual Meeting of Stockholders of the Company (the “2019 Annual Meeting”). Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the 2019 Annual Meeting will be contained in the proxy statement in connection with the solicitation of proxies for its 2019 Annual Meeting (the “Proxy Statement”) when such document becomes available. The Proxy Statement may be obtained free of charge from the sources indicated below.

WHERE YOU CAN FIND MORE INFORMATION

The Proxy Statement will contain additional information about these potential participants, none of whom owns in excess of 1% of the shares of Company common stock (based on 60,165,454 shares of common stock outstanding as of November 27, 2018, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018), and their direct or indirect interests, by security holdings or otherwise will be set forth in the preliminary proxy statement and other materials to be filed with the SEC in connection with the 2019 Annual Meeting. This information can also be found in (i) the Company’s definitive proxy statement for its 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting Proxy Statement”), filed with the SEC on December 15, 2017 and (ii) the Company’s Annual Report on Form 10-K for the year ended September 30, 2018, filed with the SEC on November 28, 2018 (the “Form 10-K”). To the extent holdings by the directors and executive officers of the Company of the shares of Company common stock have changed since the amounts printed in the 2018 Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT FOR THE 2019 ANNUAL MEETING (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE 2018 ANNUAL MEETING PROXY STATEMENT, THE FORM 10-K AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY HAS FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Exhibit 99.1

Stockholders will be able to obtain, free of charge, copies of the definitive proxy statement for the 2019 Annual Meeting (when available), the 2018 Annual Meeting Proxy Statement, the Form 10-K and any other documents (including a proxy card) filed or to be filed by the Company with the SEC in connection with the 2019 Annual Meeting at the SEC’s website, www.sec.gov, or at the Company’s website www. golubcapitalbdc.com. Stockholders may also obtain such information by contacting GBDC in writing at 666 Fifth Avenue, 18th Floor, New York, New York 10103, Attention: Investor Relations.

Contact:

Ross Teune
312-284-0111
rteune@golubcapital.com

Source: Golub Capital BDC, Inc.